Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TMJ Relax, Inc.
20 Roosevelt Rd
Medford, MA 02155
http://tmjrelax.com

Up to $1,069,998.96 in Common Stock at $1.46
Minimum Target Amount: $9,999.54

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TMJ Relax, Inc.
Address: 20 Roosevelt Rd, Medford, MA 02155
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $9,999.54 | 6,849 shares of Common Stock
Offering Maximum: $1,069,998.96 | 732,876 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.46
Minimum Investment Amount (per investor): $499.32

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Early Bird

Invest in the first 72 hours, get 25% bonus shares

Invest in the first week, get 20% bonus shares

Invest in the first month, get 15% bonus shares

Volume

Tier 1 Perk (Invest $1,500+) — receive 5% bonus shares

Tier 2 Perk (Invest $2,500+) — receive 8% bonus shares

Tier 3 Perk (Invest $5,000+) — receive 10% bonus shares

Tier 4 Perk (Invest $10,000+) — receive 15% bonus shares

Tier 5 Perk (Invest $25,000+) — receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TMJ Relax will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.46 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $146. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

TMJ Relax Inc is a health technology company that designs, manufactures, and markets an oral orthopedic medical device sold to dentists to treat patients with symptoms of temporomandibular joint disorder. TMJ Relax also sells related software and services.

The Company is committed to bringing the best user experience to its dentists and end users through its innovative hardware, software algorithms, and services. The Company's business strategy leverages its unique ability to design and develop its own medical device that uses novel technology and a novel method with the intent of being either more affordable, more effective, and more efficient than other competitors to treat temporomandibular joint disorder and associated symptoms such as headaches, migraines, and muscle tension.

Products

TMJ Relax: An oral orthopedic medical device that is available by prescription only and is FDA cleared to be used in the prophylactic treatment of medically diagnosed migraine pain as well as migraine associated tension-type headaches, by reducing their signs and symptoms through reduction of trigeminally innervated muscular activity, and; For the prevention of bruxism and TMJ syndrome through reduction of trigeminally innervated muscular activity. The product is sold to dentists to be used by patients as end users.The product has completed in-house studies for safety and efficacy. The company is planning to conduct third party clinical studies to further validate claims and potentially expand the indications for use to include symptoms related to ear pain.

Learn TMJ: A continuing medical education course that is in development that supports physician and dentist understanding of the subject field and the use of the TMJ Relax product. The product is sold to physicians and dentists.

A artificial intelligence SAAS is in development to aid dentists in the treatment of temporomandibular joint disorder. We are continually engaging in research and development of future products that use technology to improve effectiveness and efficiency in healthcare.

We offer our products directly to dentists through our website, Internet advertising, trade publication advertising, customer service call centers, direct mail advertising, telemarketing and inbound content marketing.

Intellectual Property

Patents

Application or Registration #: 67/178,480

Title: A NOVEL DEVICE AND METHOD FOR THE TREATMENT OF TEMPOROMANDIBULAR JOINT DISORDER

Description: Temporomandibular joint disorder is a condition which causes a multitude of symptoms of the head and neck included but not limited to muscle tension, headaches, and bruxism. The mandibular position at which the temporomandibular complex routinely functions is a primary etiology of said symptoms. We have developed a novel device and method regarding the subject matter.

File Date: April 22, 2021

Grant Date: N/A

Country: USA

Trademarks

Application or Registration #: 97173367

Goods/Services: IC 044. US 100 101. G & S: Dentistry services; Dentistry services in the field of TMJ treatment; Dentistry services in the field of occlusion; Dentistry services in the field of chronic pain treatment; Orthodontic services.

Mark: TMJ Relax

File Date: December 15, 2021

Registration Date: N/A

Country: USA

Application or Registration #: 90570559

Goods/Services: Services IC 010. US 026 039 044. G & S: Medical instruments, namely, orthopedic apparatus and instruments; Orthodontic appliances; Traction apparatus for medical use; Medical apparatus for use in treating temporomandibular joint disorder (TMJ); Medical apparatus for use in treating headaches, muscle tension, and/or bruxism; Medical devices for use in treating temporomandibular joint disorder (TMJ); Medical devices for use in treating headaches, muscle tension, and/or bruxism; Medical instruments for use in treating temporomandibular joint disorder (TMJ); Medical instruments for use in treating headaches, muscle tension, and/or bruxism. IC 042. US 100 101. G & S: Computer network design and computer software design for the the treatment of temporomandibular joint disorder (TMJ); Research and development of new products; Research and development of new products for others; Scientific laboratory services; Software as a service (SAAS) services featuring software for prevention and/or treatment of temporomandibular joint disorder (TMJ); Software as a service (SAAS) services featuring software for prevention and/or treatment of temporomandibular joint disorder (TMJ); Software as a service (SAAS) services, namely, hosting software for use by others for use to prevent and/or treat temporomandibular joint disorder (TMJ); Data automation and collection service using proprietary software to evaluate, analyze and collect service data.

Mark: TMJ Relax

File Date: March 10, 2021

Registration Date: N/A

Country: USA

Application or Registration #: 97173338

Goods/Services: IC 044. US 100 101. G & S: Dentistry services; Dentistry services in the field of occlusion; Dentistry services in the field of TMJ treatment; Orthodontic services; Cosmetic dentistry.

Mark: RightBite

File Date: December 15, 2021

Registration Date: N/A

Country: USA

Competitors and Industry

The Company's primary competitors are NTI Appliance, Luco Hybrid OSA Appliance.

The dental market is a highly competitive business in the U.S. and worldwide. Our products generally compete for market share with other established brands both directly and indirectly. General competition in the market space include other over the counter mouth guards and prescription mouth guards. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. We believe our intellectual property including novel technology, method of manufacturing, and clinical patient treatment will position our company with clear product differentiation. We have engaged a medical device reimbursement consultant to develop a novel reimbursement strategy which could potentially be a significant differentiation from other competitors. Speed to market as well as clearly demonstrating the efficacy, simplicity, and affordability to both healthcare providers and end users via third party studies are the critical factors for the success of our company.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company's customers are dentists, dental practices, and educational markets in healthcare.

Current Stage and Roadmap

Current Stage

The product is still in development with a working prototype and FDA clearance. The product is undergoing final development to refine the overall clinical process, quality control systems, reimbursement protocols, manufacturing process, development of clinical education for health providers, and further clinical trials to further validate claims and expand the indications of use. A public launch of the product is estimated in 2023.

Road Map

Planned milestones in the near future are:

Completion of reimbursement study and strategy

Development of a regulatory strategy to expand the indications of use

Development of continuing education course for physicians and dentists

Development of synopsis and protocol for clinical trials to support reimbursement, regulatory, and commercial goals

Hiring a VP of sales

Securing a leasehold for a larger manufacturing facility and headquarters

<u>Regulatory Approvals:</u>

The Company is dependent on the following regulatory approvals:

Line of Business: Medical Device

Government Agency: Food and Drug Administration

Type of Approval: 510K Premarket

Application Date: May 24, 2021

Grant Date: June 26, 2021

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

The Team

Officers and Directors

Name: Charles Sutera III

Charles Sutera III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 06, 2021 - Present
  Responsibilities: Responsible for overall business operations including company growth, product development, intellectual property strategy, and distribution strategy. Salary is $120,000.

- **Position:** Director
  Dates of Service: October 06, 2021 - Present

Responsibilities: Responsible for duties as a director on the board of directors.

Other business experience in the past three years:

- **Employer:** Aesthetic Smile Reconstruction PC
  Title: President
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Responsible for practice leadership, strategic growth, and performing complex dental reconstructions and treatment of temporomandibular joint disorder.

Other business experience in the past three years:

- **Employer:** Moonwalker Innovations Inc
  Title: CEO
  Dates of Service: January 01, 2015 - December 15, 2021
  Responsibilities: Responsible for overall business operations including product development, intellectual property strategy, and distribution strategy

Name: Janna Melzer Sutera

Janna Melzer Sutera's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Clinical Officer
  Dates of Service: October 06, 2021 - Present
  Responsibilities: Clinical affairs and medical education development. Salary is $60,000.

- **Position:** Director
  Dates of Service: October 06, 2021 - Present
  Responsibilities: Responsible for duties as a director on the board of directors.

Other business experience in the past three years:

- **Employer:** Stoneham Dental Care
  Title: Dentist
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Responsible for clinical practice of general dentistry including all facets of direct patient care.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,069,999.37 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a medical device for the temporomandibular joint disorder. Our revenues are therefore dependent upon the market for treatment of temporomandibular joint disorder.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the post-market research and development stage and have manufactured a working product for our TMJ Relax medical device which is still in process of further clinical trials. Delays or cost overruns in the development of our TMJ Relax and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
TMJ Relax Inc was formed on 10/06/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TMJ Relax Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that TMJ Relax Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 pending trademarks and 1 pending utility patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe

that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that utilizes internet communication, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TMJ Relax Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TMJ Relax Inc could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 6, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer

demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of oral appliances, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability

resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services,

which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments

and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Charles Sutera and Janna Melzer Sutera who are CEO, October 2021 - Present and Chief Clinical Officer, October 2021 - Present of the Company. The Company has or intends to enter into employment agreements with Charles Sutera and Janna Melzer Sutera although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charles Sutera and Janna Melzer Sutera or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we

will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. Quarantine due to illness may in the future negatively affect your employees and their ability to perform their duties. Quarantine due to illness may in the future negatively affect our suppliers, their employees, and their overall ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including: * delays in product development, clinical testing, or manufacturing; * unplanned expenditures in product development, clinical testing, or manufacturing; * failure to receive regulatory approvals; * inability to manufacture on our own, or through any others, product candidates on a commercial scale; * failure to achieve market acceptance; and * emergence of superior or equivalent products. Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.
The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our

customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through healthcare facilities, national and

regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products or similar. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including educational courses and product branding. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it

will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.0% of the Company's voting stock (Charles Sutera owns 90% of the Company's Common Stock and 100% of the Company's Series P Preferred Stock). Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company or their immediate family members may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Sutera III	5,400,000	Common Stock	90.0%
Charles Sutera III	1	Series P Preferred Stock	
Janna Melzer Sutera	600,000	Common Stock	10.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series P Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 732,876 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 6,450,000 outstanding.

Voting Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 450,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Dividends may be declared and paid on the Common Stock from funds lawfully available therefore if, as and when determined by the Board of Directors in their sold discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relatively rights and preferences of any shares of the Preferred Stock authorized, issued and outstanding hereunder.

Liquidation Rights

Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of the Preferred Stock authorized, issued and outstanding hereunder.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Units of Common Stock.

Preferred Stock

The amount of security authorized is 999,999 with a total of 0 outstanding.

Voting Rights

Preferred shares have voting rights equal to the # of shares of common stock issued and outstanding plus # of other votes held by any other preferred shares.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. hi case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Series P Preferred Stock

The amount of security authorized is 1 with a total of 1 outstanding.

Voting Rights

Except as otherwise required by law or expressly provided herein, each share of Series P Preferred Stock shall be entitled to vote in conjunction with the Common Stock on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation (the "Voting Event"). Each share of Series P Preferred Stock shall be entitled to such number of votes that equal the total number of Common Stock outstanding and entitled to vote on such Voting Event (including, without limitation, all shares of Common Stock and any other votes underlying any convertible instruments of the Corporation that are entitled to vote on such Voting Event) as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. In each such case, except as otherwise required by law or expressly provided herein, the holder of shares of Series P Preferred Stock and Common Stock shall vote together and not as separate classes.

Material Rights

The holder of Series P Preferred stock is entitled to certain protective provisions. Please see exhibit F for additional detail.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $200,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred or Common Stock equal to the Purchase Amount divided by the Discount Price.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred or Common Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred or Common Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred or Common Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock or Common Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock or Common Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Discount Price" means the lowest price per share of the Standard Preferred Stock or Common Stock in the Equity Financing multiplied by the amount equal to (i) 100% minus (ii) the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Common Stock or Preferred Stock at a fixed valuation in an amount not less than $250,000, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred or Common Stock" means the shares of the series of Preferred or Common Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"Standard Preferred Stock or Common Stock" means the shares of a series of Preferred Stock or Common Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00

Use of proceeds: research and development
Date: July 01, 2020
Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: research and development
  Date: July 01, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,400,000
  Use of proceeds: N/A
  Date: March 07, 2022
  Offering exemption relied upon: Founder's Equity Agreement

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 600,000
  Use of proceeds: N/A
  Date: March 07, 2022
  Offering exemption relied upon: Founder's Equity Agreement

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1
  Use of proceeds: N/A
  Date: March 07, 2022
  Offering exemption relied upon: Founder's Equity Agreement

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

The company currently has the means to operate approximately 9-12 months without capital injection from outside investors.

Foreseeable major expenses based on projections:

The major expenses for TMJ Relax in achieving the defined milestones are payroll, external marketing, rent, and research and development costs.

Future operational challenges:

Some future operational challenges we foresee are the need to expand the team with exceptional talent in the areas of sales and operations, securing a larger manufacturing facility and company headquarters in the Boston metro region, executing the go to market strategy based on initial assumptions, and pivoting intelligently as needed based on market feedback.

Future challenges related to capital resources:

The health tech space is highly competitive. Although our product is positioned with a solid intellectually property strategy, the market landscape or technology available could evolve at any time which could allow competitors to create competitor products or could render some of our company's research and development investments obsolete. Therefore, gaining market share quickly is important to establish the brand awareness.

Marketing to gain brand awareness, regulatory strategy development, and clinical research development in the healthcare space all have historically been costly for companies. Further rounds of capital will most likely need to be raised to support growth.

Future milestones and events:

The future milestones that will significantly impact the company financially are securing external seed capital to be used for growth and development, acquiring early adopters of healthcare providers that are recommending the product, research and development of a novel payment pathway, expansion of our regulatory strategy, development of clinical study to support regulatory strategy and reimbursement strategy goals as needed, and securing a series A round of capital after achieving said milestones to continue progress of initial milestones.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of a revolving line of credit with Bank of America with a total amount available of $25,000 and currently an outstanding balance of $0. A capital contribution in the amount of $100,000 is available from the founders. The company currently has $51884 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the initial go to market strategy, development of regulatory strategy, development of reimbursement strategy, and development of clinical research strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 84% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of $17000 for expenses related to salaries, manufacturing, rent, marketing, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected average monthly burn rate of $66,000 for expenses related to salaries, manufacturing, rent, marketing, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Charles Sutera III
  Amount Owed: $30,000.00
  Interest Rate: 0.0%

- **Creditor:** Janna Melzer Sutera
  Amount Owed: $15,000.00
  Interest Rate: 0.0%

- **Creditor:** Charles Sutera Jr
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  The debt is a SAFE as described in the terms of the SAFE agreement.

- **Creditor:** Fiorella Sutera
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  The debt is a SAFE as described in the terms of the SAFE agreement.

Related Party Transactions

- **Name of Entity:** Aesthetic Smile Reconstruction PC
  Names of 20% owners: Charles Sutera III
  Relationship to Company: Entity is owned by CEO of the Company
  Nature / amount of interest in the transaction: Sale of product to the related party at normal market price.
  Material Terms: The Company has sold products to Aesthetic Smile Reconstruction PC, a dental practice, to be used clinically on patients in the normal course of business.

- **Name of Entity:** Aesthetic Smile Reconstruction, PC
  Names of 20% owners: Charles Sutera III
  Relationship to Company: Entity is owned by CEO of the Company
  Nature / amount of interest in the transaction: $3500 in exchange for rental space at normal market rate.
  Material Terms: The Company rents approximately 1000 sq ft of dental laboratory space from Aesthetic Smile Reconstruction PC

- **Name of Entity:** Charles Sutera Jr
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $100,000 SAFE purchased in July

of 2020.
Material Terms: $100,000 SAFE purchased in July of 2020.

- **Name of Entity:** Fiorella Sutera
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $100,000 SAFE purchased in July of 2020.
  Material Terms: $100,000 SAFE purchased in July of 2020.

- **Name of Entity:** Charles Sutera III
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $30,000 in salary loaned back to the company as a shareholder loan
  Material Terms: Shareholder loan to be repaid as salary at 0% interest rate.

- **Name of Entity:** Janna Melzer Sutera
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $15,000 in salary loaned back to the company as a shareholder loan
  Material Terms: Shareholder loan to be repaid as future salary at 0% interest

Valuation

Pre-Money Valuation: $8,750,000.00

Valuation Details:

TMJ Relax has a large total market size and high growth potential. The company sits as a targeted niche within the orthopedic device industry. The company provides a solution for a clearly defined problem by helping people seeking relief from headaches, muscle tension, and other symptoms of temporomandibular joint disorder. With a total orthopedic medical device market of $53.44 Billion in 2020, the company is positioned to disrupt a subset of the market through innovation.[1] The overall market is of growing concern within the healthcare industry with a CAGR of 6.60% from 2020 to 2028.[1]

The team is composed of founders and employees each with a minimum of 10 years each in their respective fields. Several of the team members are successful serial entrepreneurs with experience in early stage startups. All team members are committed and available to fully execute the development of the TMJ Relax enterprise. Founder, Charles Sutera, is a known author and influencer in the healthcare space. He is the owner of a nationally known dental practice, founder of a large dental blog with over 100k recurring monthly visitors, and has approximately 100k followers on social media platforms.

The company has conducted early stage development to support proof of concept. The company has refined its methods and designs using substantial literature review and benchtop testing. A working prototype was developed and presented to the FDA for clearance. In June of 2021, FDA clearance was obtained via the 510k pathway. A small in-house study was then conducted which further confirmed that the product is effective and is positioned at a proposed market price that is acceptable to consumers. The company is currently planning to develop a novel method of reimbursement, regulatory strategy, and third party clinical trials to further expand its positioning as a breakthrough, highly-differentiated product from competitors.

The company has developed an intellectual property strategy that creates barriers to entry for competitors. The company has an omnibus provisional patent which protects the novel features of the medical device, the manufacturing, and the processes associated with treatment. The company also has pending design patents and trademarks of key names of novel methods.

Comparative companies that are of similar stage, similar milestones, and have similarly skilled teams have pre-money valuations most commonly within the range of $7M-12M. Some examples of comparative companies that have successfully raised capital at a similar valuation are as follows:

InnaMed-- Raised $1,070,000 @ $12M valuation cap[2]

Oracle Health---Raised $3,289,558 @ 20M premoney valuation[3]

[1] https://www.globenewswire.com/news-release/2021/10/22/2318997/0/en/Orthopedic-Devices-Market-Size-is-Projected-to-Reach-USD-71-67-Billion-by-2026-Exhibiting-a-CAGR-of-4-3.html

[2] https://republic.com/innamed

[3] https://republic.com/oracle-health

The company has set its valuation internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we note that:

(i) all preferred stock currently outstanding have no conversion rights and therefore have not been taken into the valuation;

(ii) the company has no outstanding options and warrants.

In making this calculation the company <u>has not</u> assumed that:

(i) any shares reserved for issuance under a stock plan are issued; or

(ii) any other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.54 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  The funds will be used to support advertising and marketing to gain market share, brand awareness among clinicians, and to support sales of associated educational courses

- *Campaign marketing expenses or related reimbursement*
  5.0%
  The funds will be used to support the marketing of our regulation CF seed round. The allocation will support the company in securing a satisfactory amount of funds to achieve company milestones for the next 12-24 months.

- *Research & Development*
  19.5%
  The funds will be used to support salaries and associated expenses involved in development of a reimbursement strategy, regulatory strategy, and clinical trials strategy, and clinical educational strategy for current or future products. These processes may be started by funds of this round but some or all may require further funding to complete or may not be able to be fully executed depending on the feedback determined from initial research.

- *Manufacturing*
  10.0%
  The funds will be allocated to support salaries and expenses associated with manufacturing of the company products including medical devices and associated digital products such as courses.

- *Equipment Purchases*
  5.0%
  The funds will be used to purchase equipment needed for the manufacturing of company products, for daily operational equipment required by our administration team, and headquarters furnishings.

- *Future Wages*
  20.0%
  The funds will be used to support wages of company employees and officers.

- *Working Capital*
  10.0%
  The funds will be used as working capital to support payment of operational

expenses, production expenses, and rental expenses as needed prior to the company achieving profitability.

If we raise the over allotment amount of $1,069,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Campaign marketing expenses or related reimbursement*
  5.0%
  The funds will be used to support the marketing of our regulation CF seed round. The allocation will support the company in securing a satisfactory amount of funds to achieve company milestones for the next 12-24 months.

- *Marketing*
  25.0%
  The funds will be used to support advertising and marketing to gain market share, brand awareness among clinicians, and to support sales of associated educational courses

- *Research & Development*
  19.5%
  The funds will be used to support salaries and associated expenses involved in development of a reimbursement strategy, regulatory strategy, and clinical trials strategy, and clinical educational strategy for current or future products. These processes may be started by funds of this round but some or all may require further funding to complete or may not be able to be fully executed depending on the feedback determined from initial research.

- *Manufacturing*
  10.0%
  The funds will be allocated to support salaries and expenses associated with manufacturing of the company products including medical devices and associated digital products such as courses.

- *Equipment Purchases*
  5.0%
  The funds will be used to purchase equipment needed for the manufacturing of company products, for daily operational equipment required by our administration team, and headquarters furnishings.

- *Future Wages*
  20.0%
  The funds will be used to support wages of company employees and officers.

- *Working Capital*
  10.0%

The funds will be used as working capital to support payment of operational expenses, production expenses, and rental expenses as needed prior to the company achieving profitability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://tmjrelax.com (http://tmjrelax.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tmjrelax

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TMJ Relax, Inc.

[See attached]

TMJ RELAX, INC.

FINANCIAL STATEMENTS

FROM INCEPTION (OCTOBER 6, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
TMJ Relax, Inc.
Medford, Massachusetts

We have reviewed the accompanying financial statements of TMJ Relax, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (October 6, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 9, 2022
Los Angeles, California

TMJ RELAX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	81,650
Total current assets		**81,650**
Property and equipment, net		68,875
Total assets	**$**	**150,525**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$	12,234
Shareholder loan		45,000
Total current liabilities		**57,234**
Total liabilities		**57,234**
STOCKHOLDERS EQUITY		
Owner Equity		145,270
Retained earnings/(Accumulated Deficit)		(51,978)
Total stockholders' equity		**93,291**
Total liabilities and stockholders' equity	**$**	**150,525**

See accompanying notes to financial statements.

TMJ RELAX INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (October 6, 2021)		**31-Dec-21**
(USD $ in Dollars)		
Net revenue	$	43,991
Cost of goods sold		6,087
Gross profit		37,904
Operating expenses		
General and administrative		71,686
Sales and marketing		18,196
Total operating expenses		89,882
Operating income/(loss)		(51,978)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(51,978)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(51,978)**

See accompanying notes to financial statements.

(in , $US)	Owner Equity		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity	
Inception date October 6, 2021						
Owner Contribution	$	145,270			$	145,270
Net income/(loss)			$	(51,978)		(51,978)
Balance—December 31, 2021	**$**	**145,270**	**$**	**(51,978)**	**$**	**93,291**

See accompanying notes to financial statements.

TMJ RELAX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (October 6, 2021)		**31-Dec-21**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(51,978)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		3,625
Changes in operating assets and liabilities:		
Account payables		12,234
Net cash provided/(used) by operating activities		**(36,120)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		(72,500)
Net cash provided/(used) in investing activities		**(72,500)**
CASH FLOW FROM FINANCING ACTIVITIES		
Owner Contribution		145,270
Borrowing on shareholder loan		45,000
Net cash provided/(used) by financing activities		**190,270**
Change in cash		81,650
Cash—beginning of year		-
Cash—end of year	**$**	**81,650**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

TMJ Relax Inc. was incorporated on October 6, 2021, in the state of Delaware. The financial statements of TMJ Relax Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Medford, Massachusetts.

The Company is a health technology company that produces medical devices related to the health of the jaw, head, and neck.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

TMJ Relax Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the sale of medical devices related to the health of the jaw, head, and neck to customers.

Cost of sales

Costs of goods sold include the cost of equipment sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2021, amounted to $18,196, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021
Furniture and Equipment	$	70,000
Computer Equipment		2,500
Property and Equipment, at Cost		**72,500**
Accumulated depreciation		(3,625)
Property and Equipment, Net	**$**	**68,875**

Depreciation expenses for property and equipment for the period from inception to December 31, 2021 and 2019 were in the amount of $3,625.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

As of December 31, 2021, the Company is authorized to issue 10,000,000 shares of common stock at $0.00001 par value and none was issued and outstanding.

5. DEBT

Owner Loans

During 2021, the founders have decided to not disburse their salaries and have loaned salary back to the company as Shareholder Loans. The details of the loans from the owners are as follows:

					For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Charles Sutera III	$ 30,000	0.00%	Fiscal Year 2021	No set maturity	$ 30,000		$ 30,000
Janna Melzer Sutera	$ 15,000	0.00%	Fiscal Year 2021	No set maturity	$ 15,000		$ 15,000
Total	$ 45,000				$ 45,000	$ -	$ 30,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 consists of the following:

As of Year Ended December 31,	**2021**
Net Operating Loss	$ (14,164)
Valuation Allowance	14,164
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 are as follows:

As of Year Ended December 31,	**2021**
Net Operating Loss	$ (14,164)
Valuation Allowance	14,164
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $51,978, and the Company had state net operating loss ("NOL") carryforwards of approximately $51,978. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2021, the founders, Charles Sutera III and Janna Melzer Sutera, have decided to not disburse their salaries and have loaned salary back to the company as Shareholder Loans. The loans bear no interest rate and there is no defined maturity date. As of December 31, 2021, the outstanding balance of the loan to Charles Sutera III was $30,000, and the balance of the loan to Janna Melzer Sutera was $15,000, and it has been classified as current liability.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 6, 2021, the company entered into a commercial month-to-month lease agreement with Aesthetic Smile Reconstruction PC. The base rent is $3,500. Rent expenses were in the amount of $10,500 for the period from inception to December 31, 2021.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 4, 2022, which is the date the financial statements were available to be issued.

On January 18, 2022, the company amended its articles of incorporation to authorize the issuance of 20,000,000 shares of common stock at $0.0001 par value and 1,000,000 shares of preferred stocks at $0.0001 par value. On March 7, 2022, 6,000,000 shares of common stock were issued and outstanding to founders.

On February 4, 2022, the Company authorized the 2022 Equity Incentive Plan. The Company reserved 450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding Campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

TMJ Relax

A TMJ therapist in your medicine cabinet


TMJ RELAX
A TMJ THERAPIST IN YOUR MEDICINE CABINET

Website | Medford, MA | CONSUMER PRODUCTS

We believe far too many people suffer from temporomandibular joint disorder, and that an ideal standardized solution does not exist. So we created a solution using computer-aided design and 3D manufacturing. Our goal is to reduce the prevalence of TMJ disorder by making treatment more user-friendly, more effective, and more affordable.

$9,365 raised

7 Investors	$8.75M Valuation
$1.46 Price per Share	$499.32 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates [1] | Comments | Follow

Reasons to Invest

- We believe our company is the first oral orthopedic medical device to automate TMJ treatment and is FDA cleared to preventatively treat migraines/headaches, muscle tension, and bruxism caused by TMJ disorder.
- Our niche is unique because it successfully links both the medical and dental industries.
- We believe that with a standardized treatment method, the prevalence of TMJ disorder could be significantly less than the current 31% global prevalence.*

*Information provided by the Nation Library of Medicine (source)

We saw that far too many patients were suffering from TMJ Disorder, so we set out on a mission to make the simplest and most effective solution possible.


A TMJ Therapist
In Your Medicine Cabinet
00:59

Rewards

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$499+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

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$1,500+
Investment

Tier 1 Perk (Invest $1,500+)

receive 5% bonus shares

*Images are computer generated demo versions. Product is still currently under development

The result was TMJ Relax, including:

- Treatment Directed by Your Dentist and Physician
- TMJ Relax uses a revolutionary patent-pending technology that uses a computer-aided design algorithm and 3D printing
- We invented the RightBite protocol-- the simplest most accurate way for your dentist to determine a symptom-free bite position
- The only scientifically supported device of its kind cleared for migraines and TMJ Disorder by the FDA
- We intend to develop a novel reimbursement pathway for TMJ treatment that utilizes both medical and dental payors, thus making TMJ Relax the most affordable medical device to treat symptoms

TMJ Relax is the first known end-to-end system to treat headaches and TMJ disorder. Our computer-aided design and 3D manufacturing precisely reduces muscle tension with an easy, user-friendly system. We are currently in the post-market research and development stage and have manufactured a working product for our TMJ Relax medical device which is still in process of further clinical trials.

THE PROBLEM

Let's face it. Traditional TMJ treatment is complex and expensive.

31% of the global population is affected by temporomandibular joint disorder, or TMJ disorder for short. TMJ is when the jaw function is out of harmony. At first glance, that might not seem like much but...It's a major problem.

It can progress and causes chronic tension in the head and neck which leads to various symptoms including: headaches, migraines, muscle tension, teeth clenching/grinding, and ear issues such as tinnitus and the chronic sensation of ear fullness.


31%
of the population is affected by TMJ Disorder
Patients suffer from many symptoms of
Migraines
Headaches
Muscle Tension
Facial Pain
Ear Issues
Jaw Clenching & Grinding
Lock Jaw

(source)

In the past, the condition was primarily treated using oral appliance therapy, and many of those treatments were based on analog methods that involved significant trial and error.

The process was often frustrating for providers and patients due to the complexity of treatment and the inconsistency in efficacy.

$2,500+
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The Problem We Are Solving
Currently a standardized first line of treatment does not exist
Current treatment is often ineffective, overly complicated, and expensive

We're here to change that.

We believe that with a standardized treatment method, the prevalence of TMJ disorder could be significantly less than 31%.

THE SOLUTION

A TMJ Therapist in your Medicine Cabinet

We believe our company is the first oral orthopedic medical device to automate TMJ treatment. TMJ Relax is FDA cleared to preventatively treat migraines/headaches, muscle tension, and bruxism caused by TMJ disorder.

Our oral orthopedic medical device treats headaches and TMJ disorder using computer-aided design and 3D manufacturing.


01:33

*Images are computer generated demo versions. Product is still currently under development

In the past, treatment of temporomandibular joint disorder was generally fragmented and inconsistent because it required manual intervention. TMJ Relax automates treatment to replace manual techniques with technology. Our goal is for treatment to be more user friendly, effective, and standardized across treating providers.

TMJ Relax is based on a scientific algorithm that allows manual techniques to be eliminated. A treating provider may take a manual or digital impression of a patient as well as a neutral bite impression using our novel Rightbite technique, and sends the data to our facility.

Our software algorithm analyzes the force delivered to the head and neck, balances pressure, and removes interferences in the patient's bite. The result is TMJ Relax, a custom medical device which is CAD created, manufactured on a 3D printer, and sent back to the treating provider to deliver to a patient.

TMJ Relax is an important breakthrough in the industry because it is the first established brand to automate treatment in this way.

Our breakthrough resulted in development of significant intellectual property. TMJ Relax currently owns pending utility patents of the medical device, the method of manufacturing, and the associated treatment protocols. TMJ Relax also has pending trademarks associated with the novel methods, and a pending design patent on a protective case.

We believe the significant intellectual property related to TMJ Relax provides a meaningful barrier to entry for competition.


How We're Doing It
Simple & automated
TMJ Relax uses a process that requires little to no manual intervention unlike other TMJ Disorder treatment methods.
Advance technology
Our software yields proprietary digital models & medical devices that indicate the ideal jaw position for a patient to function in.
Eliminating Human Error
Operator error is significantly reduced. The process increases healthcare provider profit & decreases cost to patient.

*Images are computer generated demo versions. Product is still currently under development


1
Your dentist scans an impression of your mouth and sends the impression to our laboratory.
2
We use a software design algorithm to analyze and reduce tension in your bite.
3
We custom design and 3D print an orthotic. You simply wear it over your lower teeth most of the day and night except when you're eating. Don't worry– it's comfortable.
4
You see your dentist for follow-ups a few times over a few months. Your TMJ symptoms improve over 3-6 months.

We have a business model similar to how Invisalign disrupted the orthodontic industry. Our business model is disruptive of the orthopedic market, myofacial pain market, and TMJ medical device market. What makes us unique is our ability to reduce symptoms of TMJ disorder by improving the position the jaw functions in a way that is non-invasive, consistent, and scalable globally.

Upon launch, the company will focus on two revenue streams, medtech sales and educational support sales.

The medtech revenue stream is sale of the medical device prescribed by a treating provider and delivered to a patient. The wholesale cost of $279 is billed to the dentist or may be reimbursed by medical insurance payers as durable medical equipment. The provider may bill their patient or the patient's insurance for their chairtime however they determine is suitable. We suggest a retail price to patients of between $1500 to $2000. Internal surveys have shown the suggested wholesale and retail price points of TMJ Relax are agreeable to providers and patients. The pricing model creates a new category slotted between simple occlusal guards and handmade orthotics from specialists.

The educational support revenue stream is a continuing medical education and training program. The program is designed to educate physicians and dentists on the topic of temporomandibular joint disorder and associated myofascial pain of the head and neck in an interesting, scientifically supported, and compelling manner.

We anticipate developing additional revenue streams in the future. The company is continually engaged in research and development of complementary products and services. Presently the R&D team is exploring artificial intelligence to aid providers in diagnosing and treating temporomandibular joint disorder as a potential future advancement in the TMJ industry.

MEDTECH SALES
Unit Price: $279
Margin: 83%

EDUCATIONAL SUPPORT SALES
Price: $500-$1999
Margin: 90%

Future revenue streams:
Artificial Intelligence SAAS Sales

THE MARKET

TMJ Relax combines previously separate markets

Here's what that looks like:

We feel that our product is the only of its kind cleared by the FDA for the treatment of migraines and muscle tension of TMJ Disorder. We are targeting the 63% of Americans who saw their dentist last year; and we are targeting patients who suffer chronically from migraines/headaches and facial/muscle tension.


TAM $1.3B
Global population with symptoms related to TMJ Disorder
CAGR 3.9%
on average for TMJ Medical Devices

(source, source) *Images are computer generated demo versions. Product is still currently under development

We have created a comprehensive marketing plan, strategy, and launch. The current round will be used to support further validation studies and the product launch. We hope to launch the product in 2023.



*Images are computer generated demo versions. Product is still currently under development

Our niche is unique because it successfully links both the medical and dental industries. One of the only other industries to do this is the treatment of sleep apnea via oral appliance therapy. As we have seen in the example of sleep apnea treatment, linking medical and dental industries opens potential opportunities for novel pathways for reimbursement by utilizing both medical and dental insurance pathways.



Why TMJ Relax Is The Best Choice

	TMJ RELAX	Over-the-counter night guards	Common Nightguards from your Dentist	Orthotics made by TMJ Specialists
Effectiveness for TMJ Disorder	Highly Effective	Not Effective	Minimally Effective	Highly Effective
Fit	Comfortable	Bulky & Uncomfortable	Comfortable	Comfortable
User Friendly	Yes	Yes	Yes	No
Access to Care	Common	Common	Common	Limited
Price	Moderate	Cheap	Moderate	Highly Expensive
FDA cleared for	Preventive treatment of migraines/headaches, muscle tension, & bruxism	Protection of Teeth Wear from Bruxism	Variable & Technique sensitive	Variable & Technique sensitive

OUR TRACTION

Making Fast, Efficient Progress

We've done a lot in the last six months, including:

- Pending utility patents on the novel features of the medical device, the method of manufacturing, and the treatment protocols.
- Pending trademarks on novel terms related to the medical device protocol
- FDA 510k clearance
- Initial in-house study by our clinical team supported efficacy for headaches and muscle tension, and also supported breakthrough finding to also treat some cases of ear pain and tinnitus.
- We are in the process of contracting with a third party clinical research organization to further validate all clinical claims and potentially expand our FDA indications for use to include ear issues caused by TMJ disorder.
- Currently competitor products have largely been billed to patients fee-for-service. We are pursuing the development of a novel approach to reimbursement as a DME supplier leveraging both medical and dental insurance pathways

And, we have a bright future ahead of us. Here's a look at more key milestones, and the next steps ahead.



TMJ RELAX
Third Party Clinical Study, Reimbursement Strategy, Launch Medical Device
Seed Round Use and Future Milestones
Operational Expenses
Marketing

*Images are computer generated demo versions. Product is still currently under development

WHY INVEST

We aspire to become the primary treatment for TMJ globally

We want to position as a trusted and credible source for TMJ disorder education and treatment. We will be developing an immersive and comprehensive educational course for physicians and dentists. We will also be producing valuable content for consumers to learn more about the condition. The goal for the first 3 years is to establish spread of innovation by securing the trust of early adopter dentists and physicians who will endorse and recommend the product.


TMJ Relax Is The First Of Its Kind
To Successfully Solve All Pain Points Of TMJ Treament
Healthcare Providers
Providers seek a solution that is
Predictable
Highly effective
User friendly
Minimal chair-time
Validated by science
FDA cleared
Patients
Patients seek a solution that is
Effective
Comfortable
Affordable
Accessible
Consistent regardless of the provider
Minimally invasive

We believe our product is the first FDA cleared medical device that uses computer aided design, and with that - we believe we are on the road to treating TMJ.

Meet Our Team



Charles Sutera III

CEO & Director

Dr. Sutera serves as the Chief Executive Officer of TMJ Relax. He is responsible for overall business operations including product development, intellectual property strategy, and distribution strategy.

Dr. Sutera is one of the youngest dentists to achieve the FAGD award, a lifetime achievement award that only 6% of all dentists accomplish.

Dr. Sutera has a strong value for advanced multidisciplinary dentistry. He has completed post-graduate education programs in the fields of dental anesthesiology, smile aesthetics, dental implantology, TMJ, and oral surgery. Dr. Sutera is board certified in moderate parenteral dental sedation by the Massachusetts Dental Board. He completed a TMJ training at the University of Kentucky and further remains actively involved in the TMJ field at the Pankey Institute.

He is a published journalist, author, influencer, and healthcare advocate. He has a successful track record as a serial entrepreneur including as the owner of Aesthetic Smile Reconstruction, a globally recognized dental practice and dental blog.

Dr. Sutera has achieved significant earned media coverage with features in numerous national publications, radio, and TV appearances including MSN, CBS, Yahoo news, Popsugar, Shape, Oral Health Magazine, etc.



Janna Melzer Sutera

Chief Clinical Officer & Director

Dr. Melzer serves as the Chief Clinical Officer and is responsible for overseeing clinical affairs, compliance, and continuing education development. She is a graduate of Tufts School of Dental Medicine. She completed a General Practice Residency program at North Shore LIJ hospital in NY.

Dr. Melzer is an expert in all facets of general dentistry and studies the latest technologies, trends, and techniques in the industry.

Dr. Melzer has shown a life long commitment to healthcare education and advancement of the dental industry. She has routinely taken numerous continuing education courses each year. Her experience from the perspective of a general dentist is a valuable resource for research, development, and branding.



Maria Dykstra

Lead Digital Marketing Strategist

Maria is the lead digital marketing strategist of TMJ Relax. She serves as the primary consultant for establishing brand awareness via various digital advertising channels including social media marketing, search engine marketing, and email outreach.

Maria is an award-winning social media strategist with roots in creating social success for the global Fortune 100. She understands the strategy behind the social media buzz and has delivered market-growing results across Facebook, Twitter, Instagram, TikTok, LinkedIn and more.

An accomplished author, speaker and frequent contributor to Huffington Post, Entreprepreneur.com, Social Media Examiner. Her advice is featured in Forbes, FOX News, Business Insider and other top media.

Maria's engagement with the company is available to scale with the needs of each project. We anticipate her contributions to current projects will average approximately 10-20 hours per week.



Pam Abrahamsson

Lead Public Relations Strategist

Pam is the lead public relations strategist of TMJ Relax. She serves as the primary consultant regarding company presentation, external marketing collaboration, and earned media strategy.

Pam brings over 16 years experience of industry leadership in program strategy, acquisition communications, crisis management, media outreach, thought leadership development and more. Pam is an experienced entrepreneur and is the Founder and director of PRA Public Relations. Her expertise is award-winning as a leader, author and expert in public communications programs.

Pam's clients have included Western Union, Finova Financial, Crelate, National Philanthropic Trust, Oracle, Cisco, Market Prophit, Travel Paso Robles Alliance, Shea Properties, Irvine Retail Properties, Promote on Purpose, Global Debt Auto Network and more.

Pam's engagement with the company is available to scale with the needs of each project. We anticipate her contribution to the current projects will average approximately 5-10 hours per week.



John McDermott

Lead Reimbursement Consultant

John serves as the lead reimbursement consultant, and is engaged to research and develop a novel and effective reimbursement strategy through collaboration with major medical and dental payors.

John has more than 30 years of experience as a market access, reimbursement, and HEOR consultant and practice leader. John received his A.B. from Dartmouth College with honors in English and a modified major in Native American Studies. He received his M.B.A with a concentration in health services management from the Fuqua School of Business at Duke University.

Through hundreds of engagements for the drug, biotech, and medical device industries, he has evaluated products in a wide variety of therapeutic areas, with deep experience in orthopedics, dentistry, cardiology, urology, oncology, rare diseases, and diagnostic imaging.

John's engagement with the company is available to scale with the needs of each project. We anticipate his contributions to current projects will average approximately 10-20 hours per week.



Mehdi Kazemzadeh-Narbat

Lead Regulatory Consultant

Dr. Kazemzadeh-Narbat serves as the lead regulatory consultant, and is engaged to research and develop regulatory opportunities to expand the indications of use of TMJ Relax through the de novo pathway, and to provide valuable regulatory guidance on future product offerings.

Dr. Kazemzadeh-Narbat received his Ph.D. in biomedical engineering from the University of British Columbia, Vancouver in 2012. He also received his MS, and BS in Biomedical engineering from Iran. He has published over 30 peer-reviewed journal articles, with about 1900 citations and h-index 17 (Google Scholar). Mehdi is CQA-certified and actively participates in the regulatory science workshops and conferences.

Dr. Kazemzadeh-Narbat is a former FDA medical device reviewer. During his tenor working US Food and Drug Administration (FDA), Dr. Kazemzadeh-Narbat was working in the Center for Devices and Radiological Health (CDRH), as a pre-market and post-market lead reviewer of Orthopedic (OHT6), and Dental (OHT1) devices.

Dr. Kazemzadeh-Narbat's engagement with the company is available to scale with the needs of each project. We anticipate his contributions to current projects will average approximately 10-15 hours per week.



Abigail Allen

Lead Clinical Trials Consultant

Abigail serves as the lead clinical trials strategy consultant, and is engaged to research and develop clinical trial strategy including creation of a protocol synopsis, and the development of the full clinical protocol.

Abigail has more than 15 years' experience in clinical research. She received her Bachelor of Art in Psychology from American University. Abigail previously worked as a Clinical Manager for a privately held medical device company. She brings value due to her extensive experience assisting small to large clients execute their clinical trials, staying under budget and within anticipated timelines.

Abigail's engagement with the company is available to scale with the needs of each project. We anticipate her contributions to current projects will average approximately 10-20 hours per week.



Jonathan Shechter

Corporation Counsel

Attorney Shechter serves as the corporate counsel and advisor regarding general corporation operations and securities.

Attorney Shechter is a founding partner of Foley Shechter LLP. Previously, he was a corporate and securities attorney with a Wall Street based law firm, as well as the Head of the Corporate Finance group of a New York firm with affiliate offices in Tel Aviv, Israel and Shanghai, China, where he was principally engaged in the practice of corporate and securities law.

Attorney Shechter brings extensive experience in corporate structuring and development including closing corporate finance and M&A transactions. He brings extensive startup legal guidance having worked with a vast array of management teams and boards of directors.

Attorney Shechter engagement with the company is available to scale with the needs of each project. We anticipate his contributions to current projects will average approximately 3-5 hours per week.



David Boag

Intellectual Property Counsel

Attorney Boag serves as the Intellectual property counsel and advisor. His engagements include strategic consulting and development of utility patents, design patents, trademarks, and trade secrets.

Attorney Boag is the founder and managing principal of BLPLLC, where he enjoys helping clients with complex and challenging intellectual property issues. A former software developer, he can bridge law and technology, delivering exceptional value to our high-tech clients.

Attorney Boag has a wide range of experience representing clients in federal court and before the U.S. Patent and Trademark Office, including the Patent Trial and Appeal Board and Trademark Trial and Appeal Board.

Attorney Boag's engagement with the company is available to scale with the needs of each project. We anticipate his contributions to current projects will average approximately 10-20 hours per week.

Offering Summary

Company	TMJ Relax, Inc.
Corporate Address	20 Roosevelt Rd, Medford, MA 02155
Offering Minimum	$9,999.54
Offering Maximum	$1,069,998.96
Minimum Investment Amount (per investor)	$499.32

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,849
Maximum Number of Shares Offered	732,876
Price per Share	$1.46
Pre-Money Valuation	$8,750,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Early Bird

Invest in the first 72 hours, get 25% bonus shares

Invest in the first week, get 20% bonus shares

Invest in the first month, get 15% bonus shares

Volume

Tier 1 Perk (Invest $1,500+) — receive 5% bonus shares

Tier 2 Perk (Invest $2,500+) — receive 8% bonus shares

Tier 3 Perk (Invest $5,000+) — receive 10% bonus shares

Tier 4 Perk (Invest $10,000+) — receive 15% bonus shares

Tier 5 Perk (Invest $25,000+) — receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TMJ Relax will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.46 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $146. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

5 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the TMJ Relax offering. Here's an excerpt describing the specifics of the change:

Issuer is amending campaign to correct end date of 7/21/22.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

END OF UPDATES

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Kyle S. SE OWNER 68 INVESTMENTS 23 minutes ago

When is expected time to market? I had similar questions to Mark below and thanks for answering. I suffer from TMJ and had mine solved by a traditional orthotic from my dentist over the course of a few months. It is a real problem and the lack of insurance coverage was my biggest frustration. My orthotic was $300+ dollars and not a cent covered by insurance, yet it is preventing me from requiring far more invasive and expensive procedures that insurance would need to cover... getting it included in most dental plans would be a massive difference-maker for you.

But furthermore.... can you come up with a way that removes the dentist component completely? Or maybe just one initial visit with them? I think the way this could take off is by doing impressions at home or using some sort of algorithm based on 3D images of the patients mouth that can be done from home? Every visit to the dentist was quick and painless but I had to pay for another visit. This adds up and felt very wasteful! Not sure I have the solution - but I am just imaging how much of an improvement that could be.

If integrated into some sort of mobile dentist visit (Teladoc equivalent), this could be the most painless and thoughtless fix to TMJ! Just a thought.... having a way to do this seems a lot more proprietary and would make a huge splash in this market by separating you further from the competition currently available.

0

Mark E. 23 INVESTMENTS 4 days ago

What makes this different from a standard orthotic from the dentist now? What protects you from being ripped off by huge companies like Invisalign? Why can't they incorporate this into their offerings? Or is the plan to become acquired by them? How much does this system cost, is it covered by insurance?

1 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Header Video (no dialogue)

Patients are suffering.

Healthcare providers are frustrated.

TMJ disorder is a major problem.

Headaches

Migraines

Lock jaw

Ear issues

Teeth clenching

Facial pain

31% of the global population

Need we say more?

We are a health tech company

Changing TMJ treatment

Improving people's lives

FDA cleared product

Automates treatment using a software algorithm computer aided design.

3D manufacturing

Simple

Affordable

Effective

The first of its kind

Patent pending

Trademarked

1.3 billion dollar industry

Company is preparing national launch

launch strategy planned

Change healthcare in a big way

Invest in TMJ Relax

Campaign page video (embedded) #1

No dialogue

Campaign page video (embedded) #2

Thirty one percent of the population suffers from T-M-J disorder, meaning a disharmony between the top and bottom jaw.

This may seem insignificant, but it can create a great deal of problems, including headaches, migraines, muscle tension, earaches, tinnitus, teeth grinding, and clenching. That's a pretty surprising amount of issues, and all from the jaw.

Does this sound familiar? Well, we finally have an answer for you.

TMJ RelaxTM is your dentist- recommended solution!

The process is simple. Your dentist takes an impression of your mouth and uses our easy RightbiteTM technique to determine a relaxed jaw position. We then scan these impressions and use a proprietary software algorithm to determine sources of pressure that are causing T-M-J symptoms.

A mouthguard called an orthotic is designed personally for you, using computers and 3D printers. You'll wear this on your lower teeth.

During your follow- up appointments with your dentist, they'll either make simple adjustments to your mouthguard or create a series of up to three mouthguards to help your jaw progressively relax.

That's it! Your symptoms will begin to improve immediately, and you'll see full results over the next three to six months!

T-M-J Relax is the most effective, affordable, and simple solution available to treat T-M-J disorder and start feeling significantly better.

Ask your dentist about T-M-J Relax today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:56 PM 01/20/2022
FILED 07:56 PM 01/20/2022
SR 20220196667 - File Number 6286995

CERTIFICATE OF DESIGNATION
OF
SERIES P PREFERRED STOCK
OF
TMJ RELAX, INC.

Pursuant to Section 151 of the Delaware General Corporation Law

TMJ Relax, Inc., a Delaware corporation (the "Corporation"), certifies that pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by the Certificate of Incorporation of the Corporation (as amended from time to time, the "Certificate of Incorporation"), and in accordance with the provisions of Section 151 of the Delaware General Corporation Law (the "DGCL"), the Board of Directors, on January 20, 2022, adopted the following resolution creating a series of its preferred stock, par value $0.0001 per share:

RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, as amended, the Board of Directors hereby designates one (1) share of the preferred stock, par value $0.0001 per share, of the Corporation as "Series P Preferred Stock", and the powers, designations, preferences and relative, participating, optional and other rights of the Series P Preferred Stock and the qualifications, limitations and restrictions thereof, be, and they hereby are, as set forth in this certificate of designation (this "Certificate of Designation"), and in connection therewith, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation and in its name to execute and to file this Certificate of Designation with the Secretary of State of the State of Delaware:

TERMS OF SERIES P PREFERRED STOCK

Section 1. Designation; Rank. The series of preferred stock created hereunder shall be designated as its Series P Preferred Stock (the "Series P Preferred Stock") and the number of shares so designated shall be one (1) which shall not be subject to increase without the unanimous written consent of the holder of the Series P Preferred Stock (the "Holder"). Each share of Series P Preferred Stock shall have par value of $0.0001 per share. Except as otherwise provided herein, the Series P Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank *pari passu* to the Corporation's Common Stock, $0.0001 par value (the "Common Stock"), and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

Section 2. Dividends. The Holder shall not be entitled to receive, and the Corporation shall not pay to the Holder, any dividend or distribution.

Section 3. Conversion. The Holder shall not be entitled to convert the Series P Preferred Stock into Common Stock.

Section 4. Voting Rights. Except as otherwise required by law or expressly provided herein, each share of Series P Preferred Stock shall be entitled to vote in conjunction with the Common Stock on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation (the "Voting Event"). Each share of Series P Preferred Stock shall be entitled to such number of votes that equal the total number of Common Stock outstanding and entitled to vote on such Voting Event (including, without limitation, all shares of Common Stock and any other votes underlying any convertible instruments of the Corporation that are entitled to vote on such Voting Event) as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. In each such case, except as otherwise required by law or expressly provided herein, the holder of shares of Series P Preferred Stock and Common Stock shall vote together and not as separate classes.

Section 5. Notice. The record holders of the Series P Preferred Stock shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. No corporate actions requiring shareholder approval or consent may be submitted to a vote of Common Stock stockholders which in any way precludes the Series P Preferred Stock from exercising its voting or consent rights as though it is or was a Common Stock stockholder.

Section 6. Redemption. The Series P Preferred Stock shall not be subject to redemption by the Corporation without written consent of the Holder.

Section 7. Protection Provisions.

So long as any shares of Series P Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent) of the Holder of the outstanding share of the Series P Preferred Stock:

(a) alter or change the rights, preferences or privileges of the Series P Preferred Stock;

(b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series P Preferred Stock;

(c) create any new class or series of capital stock having a preference over the Series P Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation;

(d) create any new class or series of capital stock ranking *pari passu* with the Series P Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation;

(e) merge with or into or consolidate with any other corporation (other than a wholly-owned subsidiary the Corporation) or effect any material acquisition by the Corporation;

(f) file a registration statement for an initial public offering of the Corporation's securities;

(g) change the size or composition of the Corporation's Board of Directors or replace the Chairman of the Board;

(h) sell, convey or otherwise dispose of all or substantially all of its property or business or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of;

(i) amend, modify, alter or repeal the Corporation's Certificate of Incorporation or Bylaws or this Certificate of Designation, including by merger or otherwise;

(j) incur any indebtedness by the Corporation or any of its subsidiaries or allow any liens to be filed against, or encumber, the Corporation, its subsidiaries or any of their respective assets or securities, other than under capitalized leases;

(k) redeem or repurchase any outstanding shares of capital stock of the Corporation;

(l) declare or pay any dividends on the Common Stock or Preferred Stock; and

(m) take any action that alters or would impair the rights, powers, privileges and preferences of the Holder of the Series P Preferred Stock or increases the number of outstanding shares of Series P Preferred Stock.

Section 8. No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of the Series P Preferred Stock against impairment.

Section 9. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth below:

TMJ Relax, Inc.
20 Roosevelt Road
Medford, MA 02155
Attn: Charles Sutera III, Chief Executive Officer

Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation.

b) Lost or Mutilated Series P Preferred Stock Certificate. If a Holder's Series P Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series P Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Corporation.

c) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

d) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

e) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

f) Status of Converted Series P Preferred Stock. If any shares of Series P Preferred Stock shall be reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series P Preferred Stock.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation in accordance with the foregoing resolution and the provisions of Delaware General Corporation law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 20th day of January, 2022.

[signature]

Charles Sutera III

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:54 PM 01/20/2022
FILED 07:54 PM 01/20/2022
SR 20220196656 - File Number 6286995

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

TMJ Relax, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Article IV " so that, as amended, said Article shall be and read as follows:

Article IV of the Certificate of Incorporation of the Corporation has been amended as set forth in Exhibit A attached hereto and made a part hereof by this reference.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of January, 2022.

By: [signature] III
Authorized Officer

Title: Chief Executive Officer

Name: Charles Sutera III
Print or Type

EXHIBIT A

to Certificate of Amendment of Certificate of Incorporation of TMJ Relax, Inc.

1. Name of corporation: TMJ Relax, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation is amended by deleting Article IV in its entirety and replacing it with the following:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twenty-One Million (21,000,000), consisting of two classes of stock to be designated "Common Stock" and "Preferred Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is Twenty Million (20,000,000) shares, $0.0001 par value per share (the "Common Stock"), and the total number of shares of Preferred Stock that the Corporation is authorized to issues is One Million (1,000,000) shares, $0.0001 par value per share (the "Preferred Stock").

A. Common Stock.

1. General. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of the Preferred Stock.

2. Voting Rights. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted by the Corporation's stockholders.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefore if, as and when determined by the Board of Directors in their sold discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relatively rights and preferences of any shares of the Preferred Stock authorized, issued and outstanding hereunder.

4. Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of the Preferred Stock authorized, issued and outstanding hereunder.

B. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. hi case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the

Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.